paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07025108

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 09 2007
WASH. D.C. 186

02 July 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th June 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

John G Gemmell
Group Company Secretary

Enc

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Transaction in Own shares	04 June 2007	05 June 2007	LR12.4.6
2. Regulatory Announcement – Transaction in Own shares	07 June 2007	08 June 2007	LR12.4.6
3. Regulatory Announcement – Director/PDMR Shareholding	12 June 2007	13 June 2007	DR3.1.2
4. Regulatory Announcement – Transaction in Own shares	12 June 2007	13 June 2007	LR12.4.6
5. Regulatory Announcement – Holding(s) in Company	13 June 2007	14 June 2007	LR9.6.7
6. Regulatory Announcement – Transaction in Own shares	13 June 2007	14 June 2007	LR12.4.6
7. Regulatory Announcement – Director/PDMR Shareholding	14 June 2007	15 June 2007	DR3.1.2
8. Regulatory Announcement – Director/PDMR Shareholding	14 June 2007	15 June 2007	DR3.1.2

Document		Date Distributed	Required Distribution Date	Source of Requirement
9.	Regulatory Announcement – Transaction in Own shares	18 June 2007	19 June 2007	LR12.4.6
10.	Regulatory Announcement – Transaction in Own shares	19 June 2007	20 June 2007	LR12.4.6
11.	Regulatory Announcement – Transaction in Own shares	22 June 2007	25 June 2007	LR12.4.6

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
12.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	22 June 2007	27 June 2007	CA85 S.169
13.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	27 June 2007	02 July 2007	CA85 S.169
14.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	28 June 2007	03 July 2007	CA85 S.169
15.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	28 June 2007	10 July 2007	CA85 S.169

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:29 04-Jun-07
Number	7566X

RNS Number:7566X
Paragon Group Of Companies PLC
04 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	4 June 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	533.50p
Lowest price paid per share:	530.00p
Volume weighted average price paid per share:	531.92p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,164,000 of its ordinary shares in treasury and has 115,322,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:35 07-Jun-07
Number	0096Y

RNS Number:0096Y
Paragon Group Of Companies PLC
07 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	7 June 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	532.00p
Lowest price paid per share:	523.00p
Volume weighted average price paid per share:	527.18p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,194,000 of its ordinary shares in treasury and has 115,292,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	09:58 12-Jun-07
Number	1874Y

RNS Number:1874Y
Paragon Group Of Companies PLC
12 June 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director

JOHN HERON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JOHN HERON
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARE AWARD UNDER PERFORMANCE SHARE PLAN
....

7. Number of shares / amount of stock acquired

21,875
....

8. Percentage of issued class

0.019%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

ORDINARY SHARES OF 10P

....

12. Price per share

£0.00

....

13. Date of transaction

11 JUNE 2007

....

14. Date company informed

11 JUNE 2007

....

15. Total holding following this notification

44,127

....

16. Total percentage holding of issued class following this notification

0.038%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G. GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification

JOHN G. GEMMELL
....

Date of Notification

12 JUNE 2007
....

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:37 12-Jun-07
Number	2504Y

RNS Number:2504Y
Paragon Group Of Companies PLC
12 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	12 June 2007
Number of ordinary shares purchased:	50,000
Highest price paid per share:	520.45p
Lowest price paid per share:	520.45p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,244,000 of its ordinary shares in treasury and has 115,242,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:12 13-Jun-07
Number	3205Y

RNS Number:3205Y
Paragon Group Of Companies PLC
13 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Ameriprise Financial, Inc. and its group
....

4. Full name of shareholder(s) (if different from 3.) (iv):
See additional information under 13.
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
12 June 2007
....

6. Date on which issuer notified:
13 June 2007
....

7. Threshold(s) that is/are crossed or reached:
Above 5%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	5,753,083	5,753,083

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	300,000	300,000	5,739,486	0.260%	4.981%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,039,486	5.241%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial, Inc., which controls the voting rights of

Threadneedle Asset Management Holdings Ltd, which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd.
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
Registered Owner

Ameriprise Financial Inc	A/c	80,000
Chase Nominees Ltd	A/c 41407	79,467
Littledown Nominees Ltd	A/c 10496	201,315

Littledown Nominees Ltd	A/c 41408	13,244
Littledown Nominees Ltd	A/c 10490	565,000
Littledown Nominees Ltd	A/c 10495	370,844
Littledown Nominees Ltd	A/c 10488	770,000
Littledown Nominees Ltd	A/c 10492	180,125
Littledown Nominees Ltd	A/c 10469	79,466
Littledown Nominees Ltd	A/c 07197	300,000
Littledown Nominees Ltd	A/c 03449	174,827
Littledown Nominees Ltd	A/c 05576	2,440,000
Littledown Nominees Ltd	A/c 18667	124,498
Littledown Nominees Ltd	A/c 10479	4,700
Littledown Nominees Ltd	A/c 07203	158,000
Littledown Nominees Ltd	A/c 21667	83,000
Littledown Nominees Ltd	A/c 34789	254,000
Littledown Nominees Ltd	A/c 05577	161,000

....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:52 13-Jun-07
Number	3269Y

RNS Number:3269Y
Paragon Group Of Companies PLC
13 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	13 June 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	520.00p
Lowest price paid per share:	520.00p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,274,000 of its ordinary shares in treasury and has 115,212,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	15:15 14-Jun-07
Number	3881Y

RNS Number:3881Y
Paragon Group Of Companies PLC
14 June 2007

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 13 June 2007 The Paragon Group of Companies PLC Employee Trust purchased 153,846 ordinary shares of 10p each in The Paragon Group of Companies PLC (the 'Company') at 520.00p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon Performance Share Plan which includes the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 4,797,611.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:23 14-Jun-07
Number	3966Y

RNS Number:3966Y
Paragon Group Of Companies PLC
14 June 2007

DIRECTOR SHAREHOLDING

On 14 June 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	27,043	14/06/10 - 14/12/10	279,101
N Keen	20,264	14/06/10 - 14/12/10	209,320
J A Heron	11,538	14/06/10 - 14/12/10	118,157
P Pandya	10,385	14/06/10 - 14/12/10	115,125

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2006. For the TSR measure, performance will be measured over the single three year period commencing 1 April 2007. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:46 18-Jun-07
Number	5816Y

RNS Number:5816Y
Paragon Group Of Companies PLC
18 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	18 June 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	554.00p
Lowest price paid per share:	542.50p
Volume weighted average price paid per share:	550.50p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,314,000 of its ordinary shares in treasury and has 115,172,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:17 19-Jun-07
Number	6581Y

RNS Number:6581Y
Paragon Group Of Companies PLC
19 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	19 June 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	541.05p
Lowest price paid per share:	541.05p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,344,000 of its ordinary shares in treasury and has 115,142,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:37 22-Jun-07
Number	9138Y

RNS Number:9138Y
Paragon Group Of Companies PLC
22 June 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	22 June 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	528.00p
Lowest price paid per share:	525.50p
Volume weighted average price paid per share:	527.36p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,374,000 of its ordinary shares in treasury and has 115,112,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

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Companies House
— for the record —

£805.

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write the space ... HM ... only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES P...

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	30/05/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£5.385		
Minimum price paid	£5.285		

The aggregate amount paid by the company for the shares to which this return relates was: £160,731.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £805.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 30/05/2007

(**a director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, THE PARAGON GROUP OF COMPANIES PLC,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

£795
P05
NC - 4/6/07

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Please do not write in the space below. For HM Revenue & Customs use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	04/06/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.31		
Minimum price paid	£5.27		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £158,780.10

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £795.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 04/06/2007

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	—	
Number of shares	40,000		
Date(s) shares delivered to the company	05/06/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£5.36		
Minimum price paid	£5.31		

The aggregate amount paid by the company for the shares to which this return relates was: £213,828.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,070.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 05/06/2007

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, ST CATHERINE'S COURT, HERBERT ROAD,
SOLIHULL, WEST MIDLANDS B91 3QE
Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House — for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

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Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	12/06/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£5.32		
Minimum price paid	£5.23		

The aggregate amount paid by the company for the shares to which this return relates was: £158,154.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £795.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

END

**Delete as appropriate

Signed [signature] **Date** 12/6/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

CAROL HOLDEN, ST CATHERINE'S COURT, HERBERT ROAD,
SOLIHULL, WEST MIDLANDS, B91 3QE.
Tel 01217122076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**